

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

<u>Via E-mail</u>
Randall F. Pearson
President
Sundance Strategies, Inc.
4626 North 300 West, Suite No. 365
Provo, UT 84604

> **Re:    Sundance Strategies, Inc.**
> **Form 8-K**
> **Filed April 5, 2013**
> **File No. 000-50547**

Dear Mr. Pearson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  Please provide us an analysis explaining why you are not an investment company under the Investment Company Act of 1940.

2.  Please tell us whether you have purchased in the past, or in the future plan to purchase, variable life insurance policies or fractional interests in life insurance policies.

3.  Please tell us whether you intend to engage in any life insurance securitization in the future.

<u>Merger Transaction Documents, page 2</u>

4.  We note your disclosure that summaries of documents and agreements described in your prospectus and incorporated by reference "do not purport to be complete" and are

"qualified in their entirety" by reference to such documents and agreements. Please revise these and similar disclosures throughout the registration statement to clarify that the filing contains all material terms of the relevant documents and agreements, and that any such summaries are in fact complete summaries.

Merger, page 2

5.  We note your disclosure that ANEW LIFE non-founding stockholders "will be" provided with notice of their rights to dissent to the Merger on or before April 8, 2013. As this date has already past, please revise to update accordingly to disclose whether such notice was provided.

Business, page 7

6.  Please revise to include your revenues and net losses as of the most recent period. In addition, disclose your monthly "burn rate," how long your present capital will last at that rate, an estimate of the amount of funds needed to accomplish your business goals and what, if any, plans you have to raise such funds. Please also disclose your current cash balance on hand as of the most recent practicable date.

7.  Please balance the disclosure in the first paragraph to clarify that you currently only own one insurance product since your January 2013 inception and that you are a development stage company.

8.  Please quantify the amount of funds that you will need to operate your business in the next 12 months and to effectively compete in your industry.

9.  We note that you purchase "interests" in the net insurance benefits on life insurance policies. Please clarify whether you have purchased a certain percentage interest in these policies.

10. Please clarify your intended principal place of business.

11. We note that it is your intent to acquire interests in life settlements in which the insured is 75 years or older. Please disclose whether you have any established guidelines for the types of policies or interests you intend to purchase, when you established the guidelines, and what is included in such guidelines. If you have not established any guidelines, please add a risk factor to this effect and disclose this fact in appropriate places throughout your registration statement.

12. Please provide support for your statement that through strategic alliances with long-time participants in the life settlement market, as well as brokers, lenders and insurers, you are able to reduce the risks associated with the uncertain timing of the maturity of policies.

13. Please revise to disclose here the name of the bank from Germany that serves as the Senior Lender.

14. Please revise the statements on pages 7 and 8 that through the Senior Loans and MPIC you "are able to leverage [y]our investment in the NIBs and maximize [y]our returns" and that the mechanisms you describe will "make [y]our cash flows more predictable" as your beliefs.

15. We note your disclosure on page 8 discussing your interest in owning policies directly. Please also discuss the fact that you are currently not licensed in any state to engage in the purchase of policies from original policy owners and discuss the steps required to obtain such licenses.

16. Please provide support for your ability and intent to develop proprietary models to determine the optimal combination of insurance based acquisition to balance your risk and maximize your return or revise to remove.

17. Please provide additional details regarding your discussions with potential sources of debt and equity funding or revise to remove. Similarly, provide support for the statement in the last paragraph of page 8 noting that the "issuance of such insurance-linked instruments would provide immediate security...which could…provide [you] liquidity for [your] operations" or remove such claim. Similarly, provide support for the statement on page 13 that you are in preliminary discussions with alternate lending sources.

Current NIBs Contracts, page 12

18. Please revise to disclose that you currently own interests in a total of 22 policies and expand your disclosure to include a table detailing for each of your 22 policies the following information:

- Face amount of policy;
- Type of insurance policy (i.e. universal life, convertible term, etc.);
- Gender of the insured;
- Average annual cost of premiums per policy;
- Insured current age;
- Insured life expectancy;
- Insurance company that underwrote the policy; and
- Insurance company rating.

19. We note disclosure here that the aggregate face amount of the NIBs is equal to $129,038,933. However, on page 14 you disclosed that the aggregate face amount of the NIBs is equal to $129,228,934. Please revise throughout for consistency.

20. Please disclose whether you track concentrations of the same pre-existing medical conditions among insured individuals. If so, please disclose the existence of any concentrations over ten percent and the respective percent of your portfolio that the respective concentration represents.

21. Consistent with your disclosure on page 53, please disclose here that you are not responsible for maintaining premiums or other expenses related to maintaining the net insurance settlement contracts. Please also quantify how much you expect the net insurance benefit will be reduced by policy premium payments and expenses over the next five years.

22. Please revise to remove the statement that the NIBs were "validly issued and full paid up" as this is a legal conclusion or identify and attribute the statement to counsel.

Competitive Business Condition, page 13

23. Please provide support for your statement that the supply of policies should steadily increase due to the aging population and increased awareness of the life settlement market or revise to state as your belief.

24. Please provide support for your statement that Del Mar Financial S.a.r.l. and PCH Financial S.a.r.l. have provided you with a first look at their entire portfolio and have committed to increase their supply of NIBs or revise to remove. Please also add a risk factor discussing the fact that these are the only two known providers of NIBs.

25. We note your belief that the Senior Lender is the only lender providing financing for policies securing NIBs, and that there is no written agreement with this lender. Please add a risk factor discussing these facts and beliefs, as well as the fact that the Senior Lender is not rated.

26. Please clarify what you mean on page 14 when you state that the Senior Lender is involved in various business ventures and what, if any, implication this has for you or investors.

27. Please provide support for your statement on page 14 that you are in discussions for an exclusive arrangement with an MPIC provider related to NIBs purchases that will give you a substantial competitive advantage in reducing your risks or revise to remove. Also revise the last sentence under the subsection entitled "MPIC Market" to state as a belief.

Sources and Availability of Policies and NIBs, page 14

28. Please provide support for your statement that you have established a "strong" relationship with NorthStar Life Services, LLC, and that this policy servicing firm works with the "largest" insurance portfolio owners in the marketplace.

29. Please expand your disclosure to identify the pricing consultant with whom you rely upon for valuation services.

Randall F. Pearson
Sundance Strategies, Inc.
May 2, 2013
Page 5

Dependence on One or a Few Major Providers, page 15

30. Please provide support for your statement that you have a priority relationship with each of the Senior Lender and MPIC Provider.

Number of Total Employees and Number of Full-Time Employees, page 17

31. Please revise to clarify if the three identified individuals are full-time employees.

Existing and Probable Government Regulation to Our Current and Intended Business, page 15

32. We note the statement that you ensure that all life settlement policies were initially purchased in compliance with applicable laws. Please further describe the due diligence that you undertake to ensure such compliance.

Risk Factors, page 17

33. It appears that some of the risk factors are not separately highlighted because the headings are not in bold. Please review the risk factors on page 19 and revise if necessary.

34. Rating agencies suggest that portfolios of life insurance policies should consist of at least 1,000 lives in order to be diversified enough to achieve actuarial stability in receiving expected cash flows from underlying mortality. Please add a risk factor discussing the fact that you only own 22 policies of the same kind of life settlement product which increases the risk that your actual yield may be less than expected, since your portfolio may not be diversified enough to achieve actuarial stability.

35. Please add a risk factor to discuss the impact to you if life settlements are deemed to be securities under federal securities laws and if you are required to register as an investment company under the Investment Company Act of 1940. We note your brief disclosure related to this issue on page 19.

36. Please add a risk factor to discuss the fact that approximately 97% of your total assets are life settlement policies and discuss your lack of diversification of assets and that your assets are subject to significant fluctuations in fair value.

37. Consistent with your disclosure on page 15, please add a risk factor to discuss the fact that you are not licensed in any state to engage in the purchase of policies from original policy owners and discuss any limitations associated with the absence of such licenses.

38. Please add a risk factor discussing and quantifying the costs of being a public company.

Generally, page 17

39. We note your disclosure that "[a]dditional risks and uncertainties not currently known to us may also impair our business" and that "[s]uch summary is not intended to be exhaustive of risks that are or may become relevant." Please revise your disclosure to clarify that you have discussed all known material risks. If a risk is deemed immaterial, please do not reference it.

Our management has little experience in our chosen industry of operation, page 18

40. Please revise to remove the reference to your management's "substantial business acumen" and that each have "achieved success in the formation or operation of a business" since this statement appears to mitigate the referenced risks of your management's lack of experience in the life settlement industry. Also revise the risk factor to clarify that you are a newly formed development stage company who is competing with larger competitors.

Our common stock is deemed to be a "Penny Stock," page 21

41. We note your disclosure that your common stock "may be" deemed to be a penny stock, but it appears that it is in fact a penny stock. Please revise the heading and first sentence accordingly.

Our failure to meet financial obligations could have an adverse impact, page 22

42. Please revise to briefly discuss the particular risks associated with your failure to meet financial obligations here rather than simply providing cross-references to other areas of the prospectus.

Additional insurable interest concerns regarding Policies, page 24

43. Please expand your disclosure to briefly discuss the recent decisions in Florida and Delaware that have increased the risk that challenges to premium financed policies may be decided in favor of issuing insurance companies.

Our longevity assumptions may prove to be inaccurate, page 25

44. Please clarify here if 21st Services LLC is the life expectancy provider that you retain to obtain life expectancy estimates or identify the provider(s) you utilize. Also, expand your disclosure to briefly discuss the significant revisions in the methodologies utilized by 21st Services LLC and how it may have reduced the internal rate of return on your policies and how it could cause increased difficulty in financing premiums.

U.S. life settlement and viatical regulations, page 28

45. We note your disclosure that state guarantee funds will likely provide little protection to you in the event of the insolvency of an issuing insurance company. Please revise to discuss this risk in a separate risk factor.

The availability of MPIC coverage is a condition of our business model, page 30

46. Please expand your disclosure in this risk factor to discuss how MPIC coverage is a condition of your business model and assumptions, and how its unavailability will substantially increase your risk of failure.

Plan of Operations, page 30

47. Please quantify the "substantial funds" that you expect to need to effectively compete in the industry. Also quantify the amount of payments you will be required to make over the next five years to cover the payment of premiums and servicing costs to maintain the policies.

Capital and Liquidity, page 31

48. We note that you will be reliant upon stockholder loans or private placements of equity to fund any kind of operations. Please balance the disclosure to state that there is no guarantee that you will be successful in securing such loans or private placements.

Directors and Executive Officers, page 33

49. Please remove the fourth sentence from the paragraph describing Mr. Dickman's professional experience which notes Video II's retirement of debt and rate of return.

50. Please provide support for the statement that Mr. Mattingly led SBI-Razorfish to become "one of the largest" independent interactive marketing firms in the country or revise to remove. Please also remove the word "successful" to describe his private equity and angel investor experience.

51. Please revise the second sentence of Mr. Pearson's background description to clarify if he is still employed by JWD Management Corp., dba, Video II. If not, disclose when he ceased such employment. Please also provide support for the statement that Video II "was recognized as the largest video 'racker' in the U.S."

52. Please reconcile your disclosure that Ms. Fuller is still presently employed as general legal counsel for NorthStar Life Services, LLC, with your disclosure on page 15 that she formerly served in that capacity. Please disclose when she ceased such employment.

53. Please discuss the specific experience, qualifications, attributes or skills of your director that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Description of Securities, page 42

54. Please revise to remove the statement that all shares of your common stock now outstanding are "fully paid and non-assessable" as this is a legal conclusion or identify and attribute the statement to legal counsel.

Financial Statements, page 46

Notes to Financial Statements, page 52

(5) Investment in Net Insurance Benefits, page 53

55. We note from the first paragraph that you purchase "interests" in the net insurance benefits on life insurance policies. We further note that you have disclosed the full face value and net insurance benefit of the underlying policies on the table on page 53. Please tell us, and revise to disclose, whether you have purchased a certain percentage interest in these policies, meaning you will only receive that percentage upon death, or whether you own the full policy. To the extent you only own a percentage of the policies, please revise to disclose such percentage you expect to receive on ultimate payout upon the death of the insured.

56. In addition, please tell us and revise to disclose, how the net insurance benefits of $110,486,731 were calculated or determined. In this regard, if the face value of the policies total $129,228,934 and the estimated premiums over the policies will total $40,183,058, please explain why the net insurance benefits total $110,486,731. Also, please clarify in Note 5 the identity of the party that is responsible for payment of any continuing premium payments on the underlying insurance policies and explain whether there is any risk to the company that such premiums will not be paid and the related policies will expire or lapse.

Pro Forma Unaudited Consolidated Financial Statements, page 58

57. Please revise to ensure that the consolidated columns in both the pro forma income statement and pro forma balance sheet are mathematically accurate. In this regard, we note several items from ANEW LIFE and/or Java Express columns that were not carried over or appropriately included in the amounts reflected in the consolidated column. Please revise to correct these errors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel